Board of Management

Vedior

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

Amsterdam, 14 July 2005

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

enclosure

Amsterdam, The Netherlands

Vedior expands further into Eastern Europe

For release at 9.00am on 14 July 2005

Vedior is pleased to announce it has signed an agreement to acquire an initial 55% interest in the ConsulTeam Group of Companies ("ConsulTeam" or "the Company"), a market leader in the provision of temporary recruitment services, permanent placement, training and other HR related services from offices in Bulgaria, Romania, Croatia and Serbia & Montenegro.

Zach Miles, Vedior's Chief Executive said, *"Vedior will assist ConsulTeam to expand its network in the Balkan region as well as to develop its range of higher-margin professional/executive recruitment services. With the accession of Bulgaria and Romania to the European Union in 2007, ongoing economic restructuring and growing inward investment will help to provide excellent growth opportunities for the Company.*

With ConsulTeam as a member of the Vedior Group, our international presence has been expanded to 42 markets."

ConsulTeam was founded in 2000 and currently has a network of 5 offices servicing local markets as well as providing cross-border services throughout Southeastern Europe. The Company has both local and international clients and, through an exclusive strategic partnership, provides HR consulting in Albania, Bulgaria, Bosnia & Herzegovina, Croatia, the Former Yugoslav Republic of Macedonia, and Serbia & Montenegro. Temporary recruitment provision via third parties is only just beginning to emerge in these countries and, while the market is currently small, the acquisition comes at a time when ConsulTeam can benefit from strong structural growth factors. ConsulTeam achieved annual sales to 31 December 2004 of BGL 1.4 million (€798,000).

Vedior has a growing position in Central and Eastern European recruitment markets. Aside from the markets serviced by ConsulTeam, Vedior already has an established presence in the Czech Republic, Hungary, Poland, Slovakia and Turkey. Our strong presence in these markets means that Vedior is well-positioned to benefit from EU enlargement, the continued growth of offshoring and the inevitable skills shortages facing Western Europe.

ConsulTeam's existing management will continue to develop the Company and retain a 45% interest with Vedior having the right to acquire these shares in due course.

Vedior
where people matter

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors. Annual sales for 2004 were €6,467 million.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. In order to meet client requirements for all categories of personnel, we also have a significant global network providing administrative/secretarial and light industrial recruitment.

For further information, please contact:
Zach Miles, Chief Executive +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary